Exhibit 99.1

New Gold Closes Acquisition of Richfield
Adds Additional Gold Project to Growth Pipeline

June 1, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) and Richfield Ventures Corp. (“Richfield”) (TSX.V:RVC) today announce that New Gold has closed the acquisition of Richfield. In completing the acquisition, New Gold has issued approximately 49 million New Gold shares to former Richfield shareholders.

“We are delighted with the acquisition of Richfield’s Blackwater Project,” stated Randall Oliphant, Executive Chairman. “Blackwater fits perfectly into New Gold’s growth pipeline as it adds a multi-million ounce gold resource with significant exploration potential to our portfolio of assets. We look forward to drilling the property aggressively to increase its already significant gold resource.”

The Blackwater Project is located in central British Columbia, where New Gold already has an established presence through the ongoing development of its New Afton Project which remains on-budget and on-time for a mid-2012 production start. The initial mineral resource estimate for the Blackwater Project was announced by Richfield on March 2, 2011 with New Gold’s share of the resource including 1.8 million ounces of indicated gold resources and an additional 2.0 million ounces of inferred gold resources. New Gold looks forward to building on this initial resource as the deposit remains open in all directions and at depth. Drill results released since the April 4, 2011 announcement of the proposed transaction between New Gold and Richfield have shown strong continuity of mineralization on both the southern and northern portions of the deposit. With four drills currently active at site, a fifth drill is scheduled to arrive in June and New Gold has commenced work to expand the project’s existing infrastructure to support as many as 10 drills by the end of 2011.

Highlights – Blackwater Project

▪	A large gold asset in British Columbia where New Gold has significant experience through the continued development of its New Afton Project

▪	Immediate 22% increase to New Gold’s gold resources through Blackwater’s initial mineral resource estimate

▪	Significant exploration potential above and beyond current resource base – deposit open in all directions and at depth

▪	Compliments New Gold’s already robust growth pipeline with an exciting gold asset

▪	Ability to fund exploration and development from internal cash flow

▪	Leverage off of teams that brought Cerro San Pedro and Mesquite open pit mines into production as well as team developing New Afton in British Columbia

▪	Potential to become New Gold’s largest gold producing asset

▪	Tax synergies with New Afton

▪	Minimal shareholder dilution of approximately 10%

“We believe that with continued drilling, Blackwater could become one of Canada’s most exciting gold development projects,” stated Robert Gallagher, President and Chief Executive Officer. “With the initial resource estimate resulting from only 25,000 metres of drilling we look forward to what our drill programs in the remainder of 2011 and 2012 could yield.”

Blackwater Resource Estimate

Blackwater Deposit - Resource Estimates by Property at 0.4 g/t Au Cut-off grade

New Gold looks forward to providing a further update on its plans for the Blackwater Project in mid-June.

The TSX Venture Exchange will disseminate a notice announcing the delisting of the Richfield shares.  Richfield shareholders should send in their completed and executed letters of transmittal and Richfield share certificates to the depositary, Computershare Investor Services Inc. as soon as possible in order to receive the consideration to which they are entitled under the Arrangement. A copy of the letter of transmittal is available on SEDAR at www.sedar.com under the Richfield profile.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Richfield, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Richfield’s continuous disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated
Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a qualified person under National Instrument 43-101 and employee of New Gold.

See Richfield’s March 2, 2011 NI 43-101 Technical Report available on SEDAR at www.sedar.com for detailed information regarding the Blackwater Project resource estimate. The Blackwater resource estimate contained in this document is effective as of March 2, 2011 and was derived from information prepared by or under the supervision of Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “qualified person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects NI 43-101.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com